UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ x ] Annual report pursuant to Section 15(d) of the Securities
        Exchange Act of 1934

For the fiscal year ended December 31, 2011

OR

[   ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ______________ to ________________

Commission File Number 0-13089

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

HANCOCK BANK 401(k) SAVINGS AND
INVESWTMENT PLAN AND TRUST

B.	Name of the issuer of the securities held pursuant to the plan and the address of its executive office:

HANCOCK HOLDING COMPANY
P. O. BOX 4019
GULFPORT, MISSISSIPPI 39501

HANCOCK BANK 401(k) SAVINGS AND INVESTMENT PLAN AND TRUST
Employer I.D. Number 64-0169065
Plan Number: 003

Audited Financial Statements
Years Ended December 31, 2011 and 2010

CONTENTS

Independent Auditor's Report	1

Financial Statements

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4 – 11

Supplementary Information

Schedule of Assets (Held at End of Year)	12 – 13

Note:  Supplemental schedules required by the Employee Retirement Income Security Act of 1974 not included herein are deemed not applicable to Hancock Bank 401(k) Savings and Investment Plan and Trust.

REPORT OF INDEPENDENT REGISTERED ACCOUNTING FIRM

To Participants and Plan Administrators
  of the Hancock Bank 401(k) Savings and
  Investment Plan and Trust

We have audited the accompanying statements of net assets available for benefits of the Hancock Bank 401(k) Savings and Investment Plan and Trust (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board ("PCAOB") (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Horne LLP
Ridgeland, Mississippi
June 27, 2012

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	2011	2010
ASSETS
Cash	$-	$131,649

Investments, at fair value	69,721,702	67,796,120

Receivables
Employer contributions receivable	72,029	308
Participant contributions receivable	181,262	205
Total receivables	253,291	513

Total assets	$69,974,993	$67,928,282

LIABILITIES
Other liabilities	$77,334	$-

Net assets available for benefits	$69,897,659	$67,928,282

See accompanying notes.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Statements of Changes in Net Assets
Available for Benefits
Years Ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to
Investment income
Net (depreciation) appreciation in fair value of investments	$(1,707,479)	$2,592,320
Dividends	1,641,937	1,294,307
Total investment (depreciation) appreciation	(65,542)	3,886,627

Contributions
Employer	2,152,621	1,936,244
Employee	5,448,872	5,105,749
Rollover	455,964	3,316,123
Total contributions	8,057,457	10,358,116
Total additions	7,991,915	14,244,743

Deductions from net assets attributed to
Benefits paid to participants	6,022,496	4,685,376
Administrative and other expenses	42	23
Total deductions	6,022,538	4,685,399
Net increase	1,969,377	9,559,344

Net assets available for plan benefits
Beginning of year	67,928,282	58,368,938

End of year	$69,897,659	$67,928,282

See accompanying notes.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 1.  Description of the Plan

The following description of the Hancock Bank 401(k) Savings and Investment Plan and Trust (the "Plan") provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC for eligible employees of Hancock Bank, Hancock Insurance Agency and Subsidiaries, Harrison Finance Company, J. Everett Eaves, Inc., Hancock Bank of Louisiana, Hancock Bank of Alabama and Hancock Investment Services, Inc. (collectively, the "Company").  All full-time and part-time employees of the Company who have completed 90 days of service and are age 18 or older are eligible to participate.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

All assets of Hancock Bank Profit Sharing Plan were transferred to the Plan effective January 1, 2002.  The Hancock Bank Profit Sharing Plan assets are segregated from other assets for record keeping purposes as no new participants are allowed within the profit sharing portion of the Plan, and the funds therein are not participant-directed.

Plan Administration

Hancock Bank (the "Trustee"), a subsidiary of Hancock Holding Company, holds the Plan's investments and executes transactions for the Plan.  The Plan is administered by an officer of Hancock Bank.

Contributions

Eligible employees may elect to defer up to the Internal Revenue Service ("IRS") limitations, $16,500 in both 2011 and 2010, with certain restrictions for highly compensated employees.  The Company matches 50 percent of participant contributions up to the first 6 percent of the participant's salary under the provisions of the Plan.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings and losses and is charged with an allocation of administrative expenses; to the extent such expenses are paid by the Plan.  Allocations are based on participant earnings or account balances, as defined by the Plan.  The

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 1.  Continued

Plan provides benefits based solely upon the amount contributed to the participant's account and any income, expenses and gains and losses on investments, which may be allocated to such participant's account.

Vesting

Participants are fully vested in their contributions and allocated earnings or losses thereon.  Participants are fully vested in employer matching contributions and allocated earnings or losses thereon after three years of service with no vesting before three years of service.  Effective January 1, 2005, the Plan was amended so that participants are fully vested at all times in the Hancock Bank Profit Sharing Plan.  All participants vest 100 percent upon normal or early retirement age, death or termination of employment due to permanent disability.

Forfeitures

Forfeitures of employer matching contributions and allocated earnings and losses thereon are used to reduce employer contributions and Plan expenses.  At December 31, 2011 and 2010, the remaining forfeited amounts available for reducing future employer contributions was $74,325 and $9,851, respectively.  During 2011 and 2010, $316 and $73,701, respectively, was used to reduce employer contributions.

Investment Options

The Plan allows participants to direct contributions into various investment options.  These options include mutual funds and Hancock Holding Company common stock.  The segregated funds of the former Hancock Bank Profit Sharing Plan are not participant-directed.  These funds are invested in cash equivalents, certificates of deposit and mutual funds.

Participant Loans

Participant loans are not permitted by the Plan.

Payment of Benefits

Benefits are generally payable on termination, retirement, death or disability.  Benefits may be paid by either lump-sum payment, periodic payments over an actuarially determined period or rolled over into a qualified plan, subject to regulatory requirements.  Hardship distributions are also available from participants' elective deferral accounts, subject to regulatory requirements.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 1.  Continued

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Note 2.  Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All Plan investments as of December 31, 2011 and 2010 are held by the Trustee and are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 9 for discussion of fair value measurements.

Purchases and sales of investments are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Realized and unrealized gains and losses on the Plan's investments are included in net appreciation in the fair value of investments at year-end in the statements of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses related to record keeping for the Plan are paid by the Plan to an unrelated third-party.  Those expenses not paid by the Plan are paid for by the Company, which include all trustee fees to Hancock Bank.  The Company paid approximately $38,000 for administrative expenses in 2011 and in 2010.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 3.  Investments

The following table represents the fair value of the Plan's investments that represent 5 percent or more of the Plan's net assets at December 31, 2011 or 2010.

	2011	2010
Mutual Funds
Hancock Horizon Growth Fund
Class A (participant directed)	$7,458,735	$7,130,981
Hancock Horizon Strategic Income Bond Fund
Trust Class (nonparticipant directed)	3,908,585	3,977,168
Class A (participant directed)	8,604,445	7,153,311
Hancock Horizon Treasury SEC Money Market
Sweep Class A (participant directed)	3,796,225	3,653,763
Hancock Horizon Value Fund
Class A (participant directed)	9,915,667	9,151,012
Hancock Horizon Burkenroad
Class A (participant directed)	5,034,828	4,651,159

Employer Securities
Hancock Holding Company Common Stock	$11,680,335	$12,305,092

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) during the years ended December 31, 2011 and 2010 as follows:

	2011	2010
Mutual funds	$(803,897)	$4,913,211
Employer securities
Hancock Holding Company	(903,582)	(2,320,891)

Net appreciation (depreciation) in fair value of investments	$(1,707,479)	$2,592,320

Note 4.  Tax Status of Plan

The Plan has received a favorable determination letter dated August 20, 2009, stating that the Plan is qualified under Section 401 of the IRC and is therefore exempt from federal income taxes.  The Plan has been amended since receiving this determination letter.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 4.  Continued

The Plan had no uncertain tax positions at December 31, 2011 or 2010.  If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense.  Tax periods for all years after 2007 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note 5.  Non-Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the investments that are non-participant-directed is as follows:

	2011	2010
Net assets
Mutual funds	$9,469,134	$10,111,137
Money market funds	92,566	23,737
Certificates of deposit	335,880	335,693
Net assets available for benefits	$9,897,580	$10,470,567

Changes in net assets
Interest and dividend income	$207,028	$223,008
Net (depreciation) appreciation in fair value of investments	(30,515)	935,578
Benefits paid	(413,620)	(1,149,355)
Changes in net assets available for benefits	$(237,107)	$9,231

Note 6.  Related Party Transactions

The Trustee is a subsidiary of Hancock Holding Company.  Transactions between the Plan and trustee, or the Plan and the sponsor, are considered to be exempt party-in-interest transactions.  Mutual fund investments where Hancock Bank acts as an investment advisor totaled $45,325,087 and $45,225,772 as of December 31, 2011 and 2010, respectively.  At December 31, 2011 and 2010, the Plan held certificates of deposit in Hancock Bank totaling $335,880 and $335,693, respectively.  Additionally, at December 31, 2011 and 2010, the Plan owned $11,680,335 (365,353 shares) and $12,305,092 (352,986 shares) respectively, in Hancock Holding Company common stock.  During 2011 and 2010, the Plan recorded $341,331 and $318,006, respectively, in dividend income on Hancock Holding Company common stock.  The Plan paid no administrative fees to the Trustee during 2011 and 2010.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 7.  Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Note 8.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their account.

Note 9.  Fair Value Measurements

FASB ASC Topic 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under ASC Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

•
Level 2 – Inputs to the valuation methodology include:  quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.  If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 9.  Continued

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis.  There have been no changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds and money market funds: Valued at the net asset value ("NAV") of shares held by the plan at year-end.

Certificates of deposit:  Valued at cost, which approximates fair value.

Employer securities: These common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Level 1	Level 2	Level 3
Mutual funds
Fixed income	$15,829,429	$-	$-
Equity	37,987,267	-	-
Money market funds	3,888,791	-	-
Certificate of deposit	-	335,880	-
Employer securities	11,680,335	-	-
Total assets at fair value	$69,385,822	$335,880	$-

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Years Ended December 31, 2011 and 2010

NOTES TO FINANCIAL STATEMENTS

Note 9.  Continued

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Level 1	Level 2	Level 3
Mutual funds
Fixed income	$14,373,754	$-	$-
Equity	37,122,081	-	-
Money market funds	3,659,500	-	-
Certificate of deposit	-	335,693	-
Employer securities	12,305,092	-	-
Total assets at fair value	$67,460,427	$335,693	$-

Note 10.  Subsequent Events

The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2011 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

SUPPLEMENTAL SCHEDULE

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Employer Identification Number 64-0169065
Plan Number: 003
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2011

	(b) Identity of Issue, Borrower, Lessor	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost	Value
	Money Market Funds - Short Term Investments
	*Hancock Horizon	Treasury Sec Money Market Trust Class ^
		92,565.93 shares	$92,566	$92,566

	*Hancock Horizon	Treasury Sec Money Market Sweep
		3,796,224.67 shares	3,796,225	3,796,225

		Total Money Market Funds	3,888,791	3,888,791

	Employer Securities - Common Stock
	*Hancock Holding Co.	365,353 shares common stock	11,518,828	11,680,335

	Mutual Funds - Fixed Income
	Federated	Fortress Bond Fund
		25,811.964 shares	2,319,442	2,398,065

	Federated	U.S. Government Securities
		79,030.506 shares	914,856	918,334

	*Hancock Horizon	Strategic Income Bond Fund Trust Class ^
		237,315.429 shares	3,637,779	3,908,585

	*Hancock Horizon	Strategic Income Bond Fund Class A
		523,703.297 shares	8,316,105	8,604,445

		Total Fixed Income Funds	15,188,182	15,829,429

	Mutual Funds - Equity
	Federated	Intercontinental Fund Class A
		16,449.207 shares	850,163	680,175

	Federated	Max-Cap Fund
		165,789.143 shares	2,618,818	2,103,864

	Fidelity Advisor	Diversified International Fund HHDTX
		29,454.72 shares	498,866	399,406

	*Hancock Horizon	Quantitative Long/Short Fund Class A
		88,629.899 shares	1,217,289	1,345,402

	*Hancock Horizon	Quantitative Long/Short Fund Trust Class ^
		32,553.124 shares	451,189	497,737

	*Hancock Horizon	Diversified International Fund Class A
		128,740.871 shares	2,246,112	2,269,702

HANCOCK BANK 401(k) SAVINGS AND
INVESTMENT PLAN AND TRUST
Employer Identification Number 64-0169065
Plan Number: 003
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2011

	(b) Identity of Issue, Borrower, Lessor	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost	Value
	Mutual Funds, continued

	*Hancock Horizon	Diversified International Fund Trust Class ^
		46,437.688 shares	$725,425	$821,018
	*Hancock Horizon	Burkenroad Class A
		139,122.088 shares	4,166,336	5,034,828

	*Hancock Horizon	Growth Fund Class A
		483,391.784 shares	7,108,564	7,458,735

	*Hancock Horizon	Growth Fund Trust Class ^
		106,137.737 shares	1,547,662	1,683,345

	*Hancock Horizon	Value Fund Class A
		482,279.523 shares	9,736,183	9,915,667

	*Hancock Horizon	Value Fund Trust Class ^
		124,015.945 shares	2,283,652	2,558,449

	T Rowe Price	Growth Stock Fund
		71,569.587 shares	1,958,601	2,224,383

	T Rowe Price	Small-Cap Stock Fund
		31,825.787 shares	918,383	994,556

		Total Mutual Funds - Equity	36,327,243	37,987,267

	Certificate of Deposit
	*Hancock Bank	Certificate of Deposit 4.89% 10/03/2015 ^	335,880	335,880

		Total Investments	67,258,924	69,721,702

	Cash		(77,334)	(77,334)

		Total	$67,181,590	$69,644,368

	* Denotes party-in-interest.
	^ Denotes fund is nonparticipant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Hancock Bank 401(k) Savings and Investment Plan and Trust

Date: June 28, 2012	By: /s/ Catherine Gray
Catherine Gray Plan Administrator